[Ingles Letterhead]

Confidential Treatment

Requested by Ingles Markets, Incorporated

Under 17 C.F.R. §200.83

September 13, 2006

VIA EDGAR

Michael Moran

Accounting Branch Chief

Milwood Hobbs

Staff Accountant

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3561

Washington, DC 20549-7010

Dear Messrs. Moran, Hobbs and Owings:

We are in receipt of your letter dated August 17, 2006 regarding our Form 10-K for the fiscal year ended September 24, 2005 and our Form 10-Q for the fiscal quarter ended June 24, 2006. Our responses to your comments are provided below. We have repeated each of your comments in full and the response to each such comment is noted directly below the quoted comment. As noted in response to comment No. 1, we will make the changes discussed in future filings, commencing with our Form 10-K for the fiscal year ending September 30, 2006.

Form 10-K for the Fiscal Year Ended September 24, 2005

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: As requested, each response relating to additional disclosures or revisions to disclosures is accompanied by language showing what the revisions will look like in future filings. Such disclosures or revisions will be made in future filings, commencing with our annual report on Form 10-K for the fiscal year ended September 30, 2006.

September 13, 2006

Item 1. Business

General

2.

We note your strategy to increase the number of stores that sell nonfood products and services such as your gasoline and drug operations as part of your efforts to increase annual sales. Please disclose in future filings in tabular form for each period presented the amount or percentage of total revenue or sales contributed by each class of similar products or services. Refer to Item 101(c)(1)(i) of Regulation S-K.

Response: We believe our current segment reporting satisfies the similar products or services criteria of Item 101(c)(1)(i) of Regulation S-K. Specifically, the grocery segment has historically sold many nonfood products such as toiletry, paper products, florals, videos, pet supplies, gasoline and pharmacy products, which together with our food products all constitute consumer retail goods. Our current disclosure includes discussion of the various retail products our grocery stores offer. All of these products are offered in the same market and using the same method of distribution, i.e., they are offered for sale exclusively at our supermarket locations. Further, neither gasoline nor pharmacy have comprised 10% or more of our consolidated revenue historically. In addition, in response to comment 4 below, we will provide additional disclosure on the amount of gasoline sales included in the total increase in net sales and comparable store sales. Please refer to our response to Comment 7 below for further discussion of why our current segment reporting satisfies the criteria of SFAS 131 as well as Item 101(c)(1)(i) of Regulation S-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

General

3.

We note the additional disclosure included your response to comment 2 on our letter dated June 21, 2006 regarding the handling of replacement stores and major remodels of existing stores in your comparable store sales calculation. With respect to stores being renovated, the timing of when these stores are included in or excluded from your calculation is also important. It is not clear from your response dated July 24, 2006 when you actually included replacement stores and stores that are involved in a major remodeling project in your comparable store sales calculation. Please clarify to us when stores in each of these categories are placed back into your comparable store calculation and why.

Response: In future filings, we will modify the first paragraph under Results of Operations to clarify the timing as suggested. The revised disclosure will read as follows:

“The Company has an ongoing renovation and expansion plan to modernize the appearance and layout of its existing stores. Over the past five fiscal years, the Company has spent approximately $297 million to modernize and remodel its existing stores, relocate older stores to larger, more convenient locations and to construct new stores in order to maintain the quality shopping experience that its customers expect. Sales from replacement stores, major remodels, minor remodels and the addition of fuel stations to existing stores are

September 13, 2006

included in the comparable store sales calculation from the date of completion of the replacement, remodel or addition.”

You request information as to when stores in these categories are “placed back” into the calculation. They are not removed from the calculation for any period of time. In each of these scenarios, the existing store continues to operate during the construction phase. For example, a store is undergoing an expansion from 60,000 to 80,000 square feet and is adding a fuel station. The store remains open during the expansion continuing to generate sales as in prior periods. The expansion is completed at June 24, 2006. Additional sales from the expansion would be included in the comparable store sales calculation beginning with June 24, 2006. Weighted average square feet of selling space (and ratios using this statistic) would be updated to reflect the additional 20,000 square feet of space added as of June 24, 2006. The same principle would apply if a 60,000 square foot store is replaced with a nearby 80,000 square foot store. The replaced store would close the day the replacement store is opened.

Fiscal Year Ended September 24, 2005 Compared to the Fiscal year Ended September 25, 2004, page 15

Net Sales

4.

We note your response to comment 4 of our letter dated June 21, 2006. Please quantify in dollars the amount of gasoline sales included in the total increase in sales for comparable stores since it appears that gasoline sales can be a significant contributing factor to your increases in net sales during a period.

Response: In our response to comment 4 of the letter dated June 21, 2006, we indicated that we will add a table that lists major components of increases in net sales in all future filings. This table was added in our Form 10-Q for the quarter ended June 24, 2006. In addition, in future filings, we will quantify in dollars the amount of gasoline sales included in the total increase in net sales and in comparable store sales as follows:

“Net Sales. Fiscal 2005 was the 41st consecutive year Ingles achieved an increase in net sales. Net sales increased 6.4% to $2.274 billion for the fiscal year ended September 24, 2005 from $2.137 billion for the fiscal year ended September 25, 2004. Excluding gasoline sales, sales increased $83.4 million or 4.0% for the fiscal year ended September 24, 2005.

Comparable store sales increased $122.1 million or 6.1% for the same period. Excluding gasoline sales, comparable store sales increased $76.3 million or 3.9% for the fiscal year ended September 24, 2005.”

5.

We note your response to comment 5 of our letter dated June 21, 2006 relating to how you determine comparable store sales data. We believe presentation of the change in comparable store data has become a very important indicator and measurement of performance within the retail industry. In this regard, the method of calculation is a key factor as to whether the comparable or same store data for a company is actually comparable to that of another company. With respect to its impact on your net sales during fiscal 2005, gasoline accounted for 38% of your annual increase in net sales from the prior year. Based on the statistical information presented in your response dated July 24, 2006, it appears that gasoline differs from just another nonfood product offering that you may add. Instead, it is essentially a

September 13, 2006

new business that can generate material increases in the first year of operation. The revised calculation of comparable store sales for fiscal 2005, excluding gasoline sales, demonstrates that the inclusion of gasoline sales can have a significant impact on the sales data you use to explain the change in your net sales. For the year ended September 24, 2005, and the nine months ended June 24, 2006, please tell us what your comparable store sales calculation would have been if you excluded the stores where gasoline service and drug operations were added during the measurement period until these stores had operated for at least a year. Please revise your calculation of comparable store sales data to exclude stores where gasoline service and/or drug operations were added during the measurement period until a store has had these type sales in each measurement period, or provide us further explanation supporting your reason for including in your comparable store sales calculation in any period stores where gasoline services and/or drug operations are added to an existing store during the measurement period.

Response: We reaffirm our response to Comment 23 in the June 21, 2006 letter that gasoline is simply an additional retail product we have added to increase overall grocery segment sales and maximize grocery segment profits. Our strategy in offering gasoline is to increase store traffic. [***] We generally add gasoline and/or a pharmacy when we are also making other changes, either remodeling the store or building a replacement store. For example, since July 2004, we have only 6 store locations where gasoline was added to an existing store that had no other remodeling, expansion or relocation activity at that time. [***]

We believe that to exclude for any period of time entire stores that added gasoline or pharmacy operations from our comparable store sales calculation would be misleading to investors. In many instances as noted above, gasoline or pharmacy operations are added concurrently with the remodeling, expansion or relocation of an existing store. As noted in comment 2 above, the existing store continues to operate during the construction period. Part of the Company’s overall business strategy is to routinely upgrade and improve our stores in order to continue to meet our customer service goals. Virtually all of our stores undergo this improvement either through remodeling or replacement from time to time. Thus, this process is an integral part of the life of the store. We believe that to exclude the ongoing sales of existing stores during the improvement process would mislead investors as to the financial condition of our store base. Further, in order to assist our investors in understanding our comparable store sales calculations, our disclosure includes information relating to a number of factors that may affect the evaluation of comparable store sales,

•

As noted in our response to comment 3 above, we will in future filings clarify our disclosure that sales from replacement stores, major remodels, minor remodels and the addition of fuel stations to existing stores are included in the comparable store sales calculation from the date of completion of the replacement, remodel or addition.

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[***] The Company has submitted this portion of the response letter separately because it requests that such portion be kept confidential by the Staff pursuant to 17 C.F.R. § 200.83.

September 13, 2006

•

We noted in our response to comment 2 of the June 21, 2006 letter, we will disclose in future filings square feet added due to expansions and relocations and the resultant effect on sales per square foot.

•

As noted in the response to comment 4 above, we will disclose in future filings comparable store sales both with and without gasoline operations, which helps the reader evaluate the impact of this higher volume item.

The same factors outlined above generally also apply to our pharmacy operations. [***]

Audited Consolidated Financial Statements

Note to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Advertising, page 40

Vendor Allowances, page 41

6.

We note your response to comment 18 of our letter dated June 21, 2006 relating to vendor allowances and credits you receive in connection with cooperative advertising and marketing programs. It is not clear from your response what your revised disclosure in management’s discussion and analysis would be with respect to the following two areas of our prior comment: (1) whether management would continue to incur the same level of advertising expenditures even if vendors discontinued their current level of credits and/or allowances that you receive; and (2) the impact that vendor allowances you receive have on your results of operations in terms of generating additional revenues. Please clarify for us your anticipated revised disclosure on these areas and show us what your revised disclosure would look like in management’s discussion and analysis.

Response: In our response to comment 18 of the June 21, 2006 letter we proposed to include the following disclosure in future filings in our Vendor Allowances policy in Footnote 1 and in the Critical Accounting Policies section of management’s discussion and analysis:

“Vendor advertising allowances which represent a reimbursement of specific identifiable incremental costs of advertising the vendor’s specific products are recorded as a reduction to the related expense in the period that the related expense is incurred. Vendor advertising allowances recorded as a reduction of advertising expense totaled $11.9 million, $12.9 million, and $8.7 million for the fiscal years ended September 24, 2005, September 25, 2004 and September 27, 2003, respectively.”

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[***] The Company has submitted this portion of the response letter separately because it requests that such portion be kept confidential by the Staff pursuant to 17 C.F.R. § 200.83.

September 13, 2006

As stated in our response to comment 18 of the June 21, 2006 letter we do not know if we would incur the same level of advertising expenditures if vendors discontinued their current level of allowances because such an event would result in our revisiting our advertising strategy, nor can we reasonably estimate the impact of vendor allowances in terms of generating additional revenues. Further, there is no way to track the revenue received directly as a result of a customer seeing an advertisement. In future filings, we will add disclosure in the Critical Accounting Policies section of management’s discussion and analysis as follows:

“If vendor advertising allowances were substantially reduced or eliminated, the Company would likely consider other methods of advertising as well as the volume and frequency of our product advertising, which could increase or decrease our expenditures.

Similarly, we are not able to assess the impact of vendor advertising allowances on creating additional revenues, as such allowances do not directly generate revenue for our stores.”

Note 11. Lines of Business, page 51

7.

We note your response to comment 23 of our letter dated June 21, 2006 relating to your compliance with the reporting requirements of SFAS 131. Please explain to us in more detail how you determined that you have only three reportable segments. As noted in your disclosure and your response dated June 24, 2006, you currently aggregate your grocery sales segment the sale of the fuel centers and your retail drug operations, where you operated 43 pharmacies and 34 fuel centers as of June 24, 2006. To facilitate our review of the manner in which you manage your business, please supplement your response by providing us with a representative sample of current internal reports that management and your Chief Operating Decisionmaker uses to assess the performance of your business such budgets, flash reports and other internal financial statements and information. In this regard, please explain to us in detail your operating segments and provide us with your basis for aggregating the separate, stand alone fuel centers and retail drug operations into the grocery sales reportable segment since, when compared to other food and nonfood products and services, it appears that these two operations may not share a majority of the economic characteristics discussed in paragraphs 17-19 of SFAS 131. Explain to us how you operate your retail fuel centers and retail drug operations, particularly whether a customer to these two operations are able to receive their prescription or gasoline and pay without going through your grocery checkout line. Please also provide us three years of revenue information and three years of profit (loss) and margin history, and asset data for each operating segment you have identified as well as for your fuel centers and drug operations. Also, refer to EITF 04-10.

Response: We determined that we have three reportable segments: retail grocery sales, shopping center rentals and a fluid dairy processing plant. This determination was made based on the differing management reporting systems used by these segments and the fact that the aggregation criteria in items a. – e. in paragraph 17 of SFAS 131 are met relative to the retail grocery sales segment. That is, we consider our operating segments under SFAS 131 to be shopping center rentals, fluid dairy processing plant and each individual store, with each individual store aggregated into a single reportable retail grocery sales segment based on the aggregation requirements of SFAS 131.

September 13, 2006

The following discussion focuses on the identification and aggregation of the operating segments within the retail grocery sales reportable segment, using the management approach outlined in paragraphs 10-14 of SFAS 131,

•

In operating our business, allocating resources and making performance decisions, our Chief Operating Decision Maker reviews financial information for each individual store. The financial performance of the store as a whole, as opposed to any particular product within a store is the primary measure of performance used to evaluate our store managers and district managers. Individual store financial information reviewed by management includes information for ten different product types, including gasoline and pharmacy. The level of information reported is the same for each of these product types. Enclosed is an example of a current individual store report that is available to store managers, district managers and our Chief Operating Decision Maker. [***]

•

Enclosed with this response are examples of the current reports used by management and our Chief Operating Decision Maker to assess the performance of the total grocery segment, including the store level and product level analyses described above. [***]As you will see, the Company tracks sales and profitability data for each of its stores as well as for a variety of product types. In each case the information reported is the same, irrespective of the product’s contribution to sales. However, the allocation of resources and the performance measures to which the store managers are held responsible are based primarily on the store level information.

Thus, the Company and its Chief Operating Decision Maker make no distinction between product type sales in financial information reported or in the day to day management of individual stores. Therefore, the identification of the individual stores as operating segments is in accordance with the management criteria outlined in paragraphs 10-14 of SFAS 131. The individual stores meet the aggregation criteria of paragraph 17 of SFAS 131, as all stores sell virtually the same products, procure the goods for sale in the same manner, the distribution methods to its customers are identical and their customer bases are the same. In addition, no individual store meets the quantitative thresholds of paragraph 18 of SFAS 131.

Accordingly, it is not necessary to consider gasoline and pharmacy sales under the criteria of paragraphs 17-19 of SFAS 131. Nevertheless, an analysis of the application of these criteria follows:

The nature of the products and services. Gasoline and pharmacy products are simply additional non-foods products (similar to products such as video, health/beauty products and pet supplies) we have added and will continue to add to our grocery stores where appropriate.

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[***] The Company has submitted such reports separately because it requests that such reports be kept confidential by the Staff pursuant to 17 C.F.R. § 300.83.

September 13, 2006

The nature of the production processes. Gasoline and pharmacy products, like all other products in our stores (with the possible exception of prepared bakery and deli items), are produced by others and resold by us in our stores.

The type or class of customer for their products and services. Gasoline and pharmacy products, like all other products in our stores, are sold to retail customers for consumption off of the store premises.

The methods used to distribute their products or provide their services. Gasoline and pharmacy products are distributed exclusively from some of our 197 grocery store locations. There are no locations where gasoline or pharmacy products are sold that do not include a full service grocery store.

If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities. While there are specific regulations applicable to retail gasoline and pharmacy sales, they do not differ substantially in scope to specific regulations over other grocery items such as food handling, store cleanliness or storage of perishable items.

Payment methods are identical for all products, including use of Company gift cards. These gift cards may only be purchased in the store and are not sold at pharmacy or gasoline registers. While gasoline sales may be paid for at pump locations, pharmacy prescriptions and other grocery items may be paid for at the pharmacy register.

Paragraph 18 of SFAS 131 lists the quantitative thresholds for determining a reportable operating segment. As requested, following is revenue and gross profit information for our grocery, real estate and fluid dairy segments and for our gasoline and pharmacy sales for each of the past three fiscal years and for the nine months ended June 24, 2006. We do not report operating income or track assets for any of the 10 product types (including gasoline and pharmacy) listed on the internal reports we have provided. This is consistent with our belief that all of these product types are properly included in the grocery sales segment.

[***]

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[***] The Company has submitted this portion of the response letter separately because it requests that such portion be kept confidential by the Staff pursuant to 17 C.F.R. § 200.83.

September 13, 2006

Form 10-Q for the quarter ended June 24, 2006

8.	Where applicable, please address the above comments in your interim financial information.

Response: Where appropriate, we will include the additional and revised disclosure described above in our quarterly reports beginning with our Form 10-Q for the quarter ended December 30, 2006.

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The Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(2) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing responses, please contact the undersigned at 828-669-2941, Ext. 223.

Very truly yours,

Ingles Markets, Incorporated

/s/ Ronald B. Freeman

Ronald B. Freeman

Chief Financial Officer

Attachment